Exhibit 99.3

James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 497 1128

18 August 2014

The Manager

Company Announcements Office

Australian Securities Exchange Limited

20 Bridge Street

SYDNEY NSW 2000

SEC Form S-8 Registration Statement

The attached document was filed with the U.S. Securities and Exchange Commission on 15 August 2014 (US time) for the purpose of registering an additional 2,000,000 shares of the Common Stock of James Hardie Industries plc, which may be issued pursuant to awards under the James Hardie Industries plc Long Term Incentive Plan 2006.

Yours faithfully

/s/Natasha Mercer

Company Secretary

James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at

Europa House, Harcourt Centre, Harcourt Street, Dublin 2, Ireland.

Directors: Michael Hammes (Chairman, US), Brian Anderson (USA), Russell Chenu (Australia),

David Harrison (USA), Alison Littley (United Kingdom), James Osborne, Donald McGauchie (Australia),

Rudy van der Meer (Netherlands).

Chief Executive Officer and Director: Louis Gries (US)

Company number: 485719